Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Third Quarter 2026 Financial Results

Hong Kong, November 11, 2026 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended September 30, 2026.

Third Quarter 2026 Financial Highlights

●	Total revenues were US$21.4 million, representing an increase of 1.1% from US$21.1 million in the third quarter of 2025.

●	Total revenues across different business lines were as follows:

●	GlocalMe MeowGo business: US$17.4 million, representing a decrease of 9.9% from US$19.2 million in the third quarter of 2025.

●	GlocalMe SIM business: US$2.0 million, representing an increase of 40.3% from US$1.4 million in the third quarter of 2025.

●	GlocalMe IoT business: US$1.2 million, representing an increase of 496.5% from US$0.2 million in the third quarter of 2025.

●	GlocalMe Life business: US$0.5 million, representing an increase of 189.9% from US$0.2 million in the third quarter of 2025.

●	PetPhone business: US$0.3 million, representing an increase of 285.0% from US$0.1 million in the third quarter of 2025.

●	Gross profit was US$11.1 million, representing a decrease of 2.1% from US$11.3 million in the third quarter of 2025.

●	Income from operations was US$0.2 million, compared to US$9.2 million in the third quarter of 2025.

●	Net loss was US$0.3 million, compared to net income of US$9.3 million in the third quarter of 2025.

●	Adjusted net loss (non-GAAP) was US$0.6 million, compared to adjusted net income of US$0.7 million in the third quarter of 2025.

●	Adjusted EBITDA (non-GAAP) was negative US$0.2 million, compared to positive US$1.4 million in the third quarter of 2025.

Third Quarter 2026 Operational Highlights

●	Total data consumed in the third quarter through the Company’s platform was 48,804 terabytes (7,223 terabytes procured by the Company and 41,581 terabytes procured by our business partners), representing a decrease of 0.5% from 49,044 terabytes in the third quarter of 2025.

●	Average daily active users (“DAU”) in the third quarter were 431,245, representing an increase of 22.4% from 352,227 in the third quarter of 2025.

●	Average DAU in the third quarter from GlocalMe IoT business was 79,199, representing an increase of 271.4% from 21,322 in the third quarter of 2025.

●	Average DAU in the third quarter from GlocalMe SIM business was 39,294, representing an increase of 142.1% from 16,231 in the third quarter of 2025.

●	Average DAU in the third quarter from GlocalMe Life business was 17,913, representing an increase of 844.3% from 1,897 in the third quarter of 2025.

●	Average DAU in the third quarter from PetPhone business was 2,557, representing an increase of 572.9% from 380 in the third quarter of 2025.

●	Average DAU in the third quarter from GlocalMe MeowGo business was 292,282, representing a decrease of 6.4% from 312,397 in the third quarter of 2025.

●	Average monthly active users (“MAU”) in the third quarter were 867,935, representing an increase of 14.0% from 761,586 in the third quarter of 2025.

●	Average MAU in the third quarter from GlocalMe IoT business was 125,190, representing an increase of 241.8% from 36,622 in the third quarter of 2025.

●	Average MAU in the third quarter from GlocalMe SIM business was 130,274, representing an increase of 67.0% from 77,992 in the third quarter of 2025.

●	Average MAU in the third quarter from GlocalMe Life business was 33,252, representing an increase of 627.6% from 4,570 in the third quarter of 2025.

●	Average MAU in the third quarter from PetPhone business was 3,197, representing an increase of 499.8% from 533 in the third quarter of 2025.

●	Average MAU in the third quarter from GlocalMe MeowGo business was 576,022, representing a decrease of 10.3% from 641,869 in the third quarter of 2025.

●	As a proportion of daily active terminals, 54.6% of daily active terminals were from uCloudlink 1.0 international data connectivity services and 45.4% of daily active terminals were from uCloudlink 2.0 local data connectivity services during the third quarter of 2026. Average daily data usage per terminal was 1.37 GB in September 2026.

●	Average daily active terminals (“DAT”) in the third quarter were 373,034 (15,824 owned by the Company and 357,210 not owned by the Company), representing an increase of 12.1% from 332,674 in the third quarter of 2025.

●	Average DAT in the third quarter from GlocalMe IoT business was 63,521, representing an increase of 350.4% from 14,104 in the third quarter of 2025.

●	Average DAT in the third quarter from GlocalMe SIM business was 15,227, representing an increase of 41.5% from 10,758 in the third quarter of 2025.

●	Average DAT in the third quarter from GlocalMe Life business was 16,957, representing an increase of 1,083.3% from 1,433 in the third quarter of 2025.

●	Average DAT in the third quarter from PetPhone business was 523, representing an increase of 388.8% from 107 in the third quarter of 2025.

●	Average DAT in the third quarter from GlocalMe MeowGo business was 276,806, representing a decrease of 9.6% from 306,272 in the third quarter of 2025.

●	Average monthly active terminals (“MAT”) in the third quarter were 804,255, representing an increase of 13.9% from 706,284 in the third quarter of 2025.

●	Average MAT in the third quarter from GlocalMe IoT business was 112,844, representing an increase of 238.1% from 33,373 in the third quarter of 2025.

●	Average MAT in the third quarter from GlocalMe SIM business was 103,836, representing an increase of 48.5% from 69,920 in the third quarter of 2025.

●	Average MAT in the third quarter from GlocalMe Life business was 32,067, representing an increase of 789.8% from 3,604 in the third quarter of 2025.

●	Average MAT in the third quarter from PetPhone business was 1,058, representing an increase of 253.8% from 299 in the third quarter of 2025.

●	Average MAT in the third quarter from GlocalMe MeowGo business was 554,450, representing a decrease of 7.5% from 599,088 in the third quarter of 2025.

●	As of September 30, 2026, the Company had served 3,270 business partners in 65 countries and regions. The Company had 217 patents with 184 approved and 33 pending approval, while the pool of SIM cards was from 396 MNOs globally as of September 30, 2026.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, commented, “As anticipated, our total revenues regained positive growth momentum on a year-over-year basis during the third quarter of 2026, landing at the high end of our guidance range. Despite macro headwinds, geopolitical tensions, rising memory chip costs, and extended component lead times, our resilient business model delivered robust growth across new business lines. Importantly, we generated positive operating cash inflow of US$1.0 million for the first time this year, further strengthening our financial foundation.”

“We strongly believe that ‘good connectivity is the foundation of artificial intelligence (AI),’ especially when reliable networks are critical for safety during turbulent periods marked by natural disasters or conflict. Driven by this vision, we achieved key commercial breakthroughs across our business during the third quarter.

In our GlocalMe MeowGo business, we capitalized on two strategic opportunities. The first was in our premium segment, where our MeowGo G50 Max with AI-powered HyperConn® technology, the world’s leading Sky-to-Ground integrated mobile connectivity hub, generated better-than-expected sales, demonstrating that demand for premium solutions remains highly resilient to macroeconomic headwinds. The second was in local connectivity markets, where our latest 4G/5G CPE solution delivered strong sales growth and deepened our penetration. Powered by the same AI-powered HyperConn® technology, which provides intelligent switching between fixed and mobile networks and real-time congestion detection, the solution delivers highly reliable connectivity for home and office environments. It reinforces our local broadband strategy and allows us to expand beyond one-time hardware sales into recurring data connectivity revenue.

Our GlocalMe IoT business delivered impressive momentum during the quarter, with revenue surging 496.5% year-over-year. This was driven by accelerating deployment of our integrated data connectivity solutions across a growing installed base of smart devices, particularly in sectors such as in-car infotainment and security cameras. As this installed base expands and data usage increases, recurring data connectivity revenue is expected to scale. We remain well positioned to capture further demand as smart hardware partners rapidly extend their international footprint.

GlocalMe SIM/eSIM business forms another key growth engine, with our OTA and eSIM solutions ranking among the top 10 products on major Chinese e-commerce platforms for key Asia-Pacific travel routes. Further demonstrating our technological strength, the eSIM Trio, co-developed with MNOs and MVNOs, leverages our hardware-based multi-IMSI capabilities to provide enhanced security and coverage for domestic and overseas use. GlocalMe Life business achieved steady MAU growth, with its key solution, UniCord Pro, gaining strong momentum.

Our PetPhone/PetPogo ecosystem continues to evolve its ‘AI-powered + Social’ model. Unlike single-function devices on the market, PetPhone operates like a mobile phone, enabling ‘anytime, anywhere’ two-way communication between pets and their owners. We launched our pet AI agent on the PetPogo app, and our next-generation PetCam, an AI-powered camera, is in the final stages of development and is set to launch in the fourth quarter. Following several quarters of significant marketing investments, PetPhone’s consumer value proposition is now materializing and is gaining meaningful market traction. We are receiving highly positive feedback both at major offline events, such as IFA 2026, and from users and influencers across leading global social media platforms. Our distribution is expanding as well. In Europe, we have placed PetPhone in the retail network of a regional telecom operator, and in China we have been added to the centralized procurement catalogs of three major telecom operators, which facilitates SIM issuance and helps build our partner ecosystem.”

“Looking ahead, our focus will be on executing our strategic priorities to drive sustainable growth. We will continue to invest in R&D and marketing to scale our key business lines, while maintaining disciplined operational management to improve operating leverage. The share repurchase program announced in the third quarter reflects management’s confidence in our long-term fundamentals. We believe our solid execution and continued innovation will position us well to deliver long-term value to our shareholders.”

Third Quarter 2026 Financial Results

Revenues

Total revenues were US$21.4 million, representing an increase of 1.1% from US$21.1 million in the same period of 2025.

●	Revenues from services were US$16.0 million, representing a decrease of 6.1% from US$17.0 million in the same period of 2025. The decrease was primarily due to a decrease in revenues from international data connectivity services.

●	Revenues from data connectivity services were US$13.0 million, representing a decrease of 4.8% from US$13.6 million in the same period of 2025. The decrease was primarily due to a decrease in revenues from international data connectivity services to US$10.4 million in the third quarter of 2026 from US$11.9 million in the same period of 2025, reflecting softer outbound travel demand from China amid macroeconomic headwinds and geopolitical uncertainties, which was partially offset by an increase in revenues from local data connectivity services to US$2.6 million in the third quarter of 2026 from US$1.7 million in the same period of 2025, which was primarily driven by the expansion of GlocalMe IoT business.

●	Revenues from PaaS and SaaS services were US$2.5 million, representing a decrease of 14.6% from US$3.0 million in the same period of 2025.

●	Revenues from sales of products were US$5.4 million, representing an increase of 30.8% from US$4.1 million in the same period of 2025. The increase was primarily attributable to an increase of US$0.9 million in sales of terminals and an increase of US$0.4 million in sales of other products.

●	Geographic Distribution

During the third quarter of 2026, as a percentage of our total revenues, mainland China contributed 33.7%, Japan contributed 32.1%, North America contributed 12.3%, and other countries and regions contributed the remaining 21.9%, compared to 35.1%, 33.2%, 15.4% and 16.3%, respectively, in the same period of 2025.

Cost of Revenues

Cost of revenues was US$10.3 million, representing an increase of 4.8% from US$9.8 million in the same period of 2025. The increase was primarily due to an increase of US$1.5 million in cost of products sold, which was partially offset by a decrease of US$1.0 million in cost of services.

●	Cost of services was US$6.4 million, representing a decrease of 14.1% from US$7.4 million in the same period of 2025, which was in line with the decrease of revenues from services.

●	Cost of products sold was US$3.9 million, representing an increase of 62.4% from US$2.4 million in the same period of 2025. The increase was primarily attributable to product mix and higher component costs, particularly memory chips.

Gross Profit

Overall gross profit was US$11.1 million, compared to US$11.3 million in the same period of 2025. Overall gross margin was 51.8% in the third quarter of 2026, compared to 53.6% in the same period of 2025.

Gross profit on services was US$9.6 million, compared to US$9.6 million in the same period of 2025. Gross margin on services was 60.3% in the third quarter of 2026, compared to 56.6% in the same period of 2025.

Gross profit on sales of products was US$1.5 million, compared to US$1.7 million in the same period of 2025. Gross margin on sales of products was 26.8% in the third quarter of 2026, compared to 41.0% in the same period of 2025.

Operating Expenses

Total operating expenses were US$11.6 million, compared to US$11.2 million in the same period of 2025.

●	Research and development expenses were US$1.9 million, representing an increase of 26.9% from US$1.5 million in the same period of 2025, primarily due to an increase of US$0.4 million in staff costs.

●	Sales and marketing expenses were US$7.0 million, representing an increase of 4.8% from US$6.7 million in the same period of 2025, primarily due to an increase of US$0.6 million in promotion fees, which was partially offset by a decrease of US$0.4 million in service fees.

●	General and administrative expenses were US$2.7 million, representing a decrease of 10.8% from US$3.0 million in the same period of 2025, primarily attributable to a decrease of US$0.2 million in staff costs, and a decrease of US$0.1 million in share-based compensation expenses.

Income from Operations

Income from operations was US$0.2 million, compared to US$9.2 million in the same period of 2025, which reflected an US$8.7 million fair value gain recognized on other investments.

Net Interest Expenses

Net interest expenses were US$0.1 million, compared to US$0.01 million in the same period of 2025.

Net (Loss)/Income

Net loss was US$0.3 million, compared to net income of US$9.3 million in the same period of 2025.

Adjusted Net (Loss)/Income (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$0.6 million, compared to adjusted net income of US$0.7 million in the same period of 2025.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA, which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expenses, income tax expenses, and depreciation and amortization, was negative US$0.2 million, compared to positive US$1.4 million in the same period of 2025.

Basic and Diluted (Loss)/Earnings per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.01 in the third quarter of 2026, compared to basic and diluted earnings per ADS of US$0.24 in the same period of 2025.

Cash and Cash Equivalents

As of September 30, 2026, the Company had cash and cash equivalents of US$26.5 million, compared to US$25.2 million as of June 30, 2026. The increase was primarily attributable to US$1.7 million in proceeds from the sale of our entire equity interest in Beijing Huaxianglianxin Technology Company, the net inflow of US$1.0 million from operations, and net proceeds of US$1.5 million from bank borrowings, which were partially offset by a repayment of US$3.0 million in bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.1 million, compared to US$0.5 million in the same period of 2025.

Business Outlook

For the fourth quarter of 2026, UCLOUDLINK expects total revenues to be between US$22.5 million and US$25.5 million, representing an increase of 1.8% to 15.4% compared to the same period of 2025.

The Company currently expects total revenues for the full year of 2026 to be in the range of US$79.0 million to US$ 82.0 million, narrowing the previously announced range of US$75.0 million to US$85.0 million.

The estimates above constitute forward-looking information and are based on the Company’s current expectations and assumptions of market and operating conditions and customer demand. These estimates are therefore subject to risks and uncertainties, including possible adjustments to preliminary financial results, and are not guarantees of future performance and may differ materially from actual results.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call to discuss its financial results at 8:30 a.m. U.S. Eastern Time on Wednesday, November 11, 2026 (9:30 p.m. Hong Kong Time on the same day).

Listeners may access the call by dialing:

International:	+61-7-3145-4010
US/Canada (Toll Free):	1-855-881-1339
UK (Toll Free):	0-800-051-8245
Mainland China (Toll Free):	4001-200-659
Hong Kong (Toll Free):	800-966-806
Singapore (Toll Free):	800-101-2785

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hour after the end of the conference until November 18, 2026 by dialing:

US/Canada (Toll Free):	1-855-883-1031
International:	+61-7-3107-6325
Replay Passcode:	10058236

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Liam Xie
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of September 30,
	2025	2026
ASSETS
Current assets
Cash and cash equivalents	32,831	26,486
Accounts receivable, net	4,436	6,634
Inventories	4,378	3,293
Prepayments and other current assets	4,574	5,188
Other investments	13,346	12,968
Amounts due from related parties	1,697	91
Total current assets	61,262	54,660
Non-current assets
Prepayments	43	63
Long-term investments	2,044	-
Property and equipment, net	2,224	1,078
Right-of-use assets, net	1,745	2,695
Intangible assets, net	511	437
Total non-current assets	6,567	4,273
TOTAL ASSETS	67,829	58,933

LIABILITIES
Current liabilities
Short term borrowings	5,549	8,080
Current portion of long-term bank borrowings	68	1,693
Accrued expenses and other liabilities	19,343	16,727
Accounts payable	7,193	3,941
Contract liabilities	3,425	3,041
Operating lease liabilities	1,189	1,163
Total current liabilities	36,767	34,645
Non-current liabilities
Long term borrowings	1,622	-
Operating lease liabilities	574	1,470
Other non-current liabilities	58	28
Total non-current liabilities	2,254	1,498
TOTAL LIABILITIES	39,021	36,143

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	242,421	242,855
Accumulated other comprehensive income	2,075	2,444
Accumulated losses	(215,707)	(222,528)
TOTAL SHAREHOLDERS’ EQUITY	28,808	22,790
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,829	58,933

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended		For the nine months ended
	September 30, 2025	September 30, 2026	September 30, 2025	September 30, 2026
Revenues	21,154	21,382	59,279	56,475
Revenues from services	17,046	16,008	45,874	42,596
Sales of products	4,108	5,374	13,405	13,879
Cost of revenues	(9,826)	(10,296)	(28,032)	(27,955)
Cost of services	(7,404)	(6,363)	(19,821)	(17,855)
Cost of products sold	(2,422)	(3,933)	(8,211)	(10,100)
Gross profit	11,328	11,086	31,247	28,520
Research and development expenses	(1,478)	(1,875)	(4,443)	(5,535)
Sales and marketing expenses	(6,692)	(7,012)	(17,888)	(20,050)
General and administrative expenses	(3,038)	(2,710)	(9,541)	(8,584)
Other income/(expense), net	9,123	690	10,204	(535)
Income/(loss) from operations	9,243	179	9,579	(6,184)
Interest income	11	4	47	10
Interest expenses	(21)	(79)	(137)	(216)
Income/(loss) before income tax	9,233	104	9,489	(6,390)
Income tax credit/(expense)	72	(13)	(110)	8
Share of profit/(loss) in equity method investment, net of tax	1	(435)	(9)	(439)
Net income/(loss)	9,306	(344)	9,370	(6,821)
Attributable to:
Equity holders of the Company	9,306	(344)	9,370	(6,821)

Earnings/(loss) per share for Class A and Class B ordinary shares
Basic	0.02	(0.00)	0.02	(0.02)
Diluted	0.02	(0.00)	0.02	(0.02)

Earnings/(loss) per ADS (10 Class A shares equal to 1 ADS)
Basic	0.24	(0.01)	0.25	(0.18)
Diluted	0.24	(0.01)	0.25	(0.18)

Shares used in earnings/(loss) per Class A and Class B ordinary share computation:
Basic	380,145,622	384,234,571	377,864,149	382,336,717
Diluted	380,145,622	384,234,571	377,864,149	382,336,717

Net income/(loss)	9,306	(344)	9,370	(6,821)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	(195)	56	(137)	369
Total comprehensive income/(loss)	9,111	(288)	9,233	(6,452)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2025	September 30, 2026	September 30, 2025	September 30, 2026
Net cash (used in)/generated from operating activities	(898)	1,005	(1,539)	(10,704)
Net cash (used in)/generated from investing activities	(536)	1,589	(1,036)	1,600
Net cash (used in)/generated from financing activities	(298)	(1,520)	678	2,109
(Decrease)/increase in cash and cash equivalents	(1,732)	1,074	(1,897)	(6,995)
Cash and cash equivalents at beginning of the period	30,204	25,196	30,057	32,831
Effect of exchange rates on cash and cash equivalents	44	216	356	650
Cash and cash equivalents at end of the period	28,516	26,486	28,516	26,486

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the nine months ended
	September 30, 2025	September 30, 2026	September 30, 2025	September 30, 2026
Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss)
Net income/(loss)	9,306	(344)	9,370	(6,821)
Add: share-based compensation	168	70	877	434
fair value (gain)/loss in other investments	(8,730)	(779)	(8,580)	378
Less: share of (profit)/loss in equity method investment, net of tax	(1)	435	9	439
Adjusted net income/(loss)	743	(618)	1,676	(5,570)

	For the three months ended		For the nine months ended
	September 30, 2025	September 30, 2026	September 30, 2025	September 30, 2026
Reconciliation of Net Income/(Loss) to Adjusted EBITDA
Net income/(loss)	9,306	(344)	9,370	(6,821)
Add:
Interest expense	21	79	137	216
Income tax (credit)/expense	(72)	13	110	(8)
Depreciation and amortization	662	336	2,173	1,411
EBITDA	9,917	84	11,790	(5,202)
Add: share-based compensation	168	70	877	434
fair value (gain)/loss in other investments	(8,730)	(779)	(8,580)	378
Less: share of (profit)/loss in equity method investment, net of tax	(1)	435	9	439
Adjusted EBITDA	1,354	(190)	4,096	(3,951)